SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2022
Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of registrant's name into English)

2 HaCarmel Street, Yoqneam Illit 2066724, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ⌧ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ⌧

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibits, which are attached hereto and incorporated by reference herein:

99.1          Notice of and Proxy Statement for MIND C.T.I. Ltd. Annual General Meeting of Shareholders to be held June 30, 2022.
99.2          Form of MIND C.T.I. Ltd. Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2022	By Order of the Board of Directors, /s/ Monica Iancu Title: Monica Iancu President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of and Proxy Statement for MIND C.T.I. Ltd. Annual General Meeting of Shareholders to be held June 30, 2022.
99.2	Form of MIND C.T.I. Ltd. Proxy Card.